EXHIBIT 99.1

Till Capital Announces Results of Annual and Special Meeting

HAMILTON, Bermuda, Oct. 19, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (Nasdaq:TIL) (TSX.V:TIL) (the "Company" or "Till"), reports the results of its Annual General and Special Meeting ("AGM") held on October 15, 2015, in Las Vegas, NV. All of the proposed candidates, Alan S. Danson, William A. Lupien, Wayne Kauth, Roger M. Loeb and John T. Rickard were duly elected as directors for the ensuing year.

Detailed results of the vote for the election of directors are set out below.

Nominee	Votes for	Votes withheld	Percent for	Percent withheld
Alan S. Danson	624,469	554	99.91%	0.09%
William A. Lupien	624,483	540	99.91%	0.09%
Wayne Kauth	618,610	6,413	98.97%	1.03%
Roger M. Loeb	624,469	554	99.91%	0.09%
John T. Rickard	618,666	6,357	98.98%	1.02%

Shareholders also voted in favor of all proposed resolutions, including fixing the number of directors at no less than five, re-appointing KPMG Audit Limited as the Company's auditors, approving a Majority Voting Policy for the board, approving two amendments to the Company's By-Laws and approving Till's stock option plan as required annually by the policies of the TSX Venture Exchange.

A total of 1,137,378 shares were voted representing 33.13% of the issued and outstanding shares of the Company.

Reported by:
John T. Rickard
Director
(208) 635-5415

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.